UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No. 1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Nippontsuun Kabushiki Kaisha

(Name of Subject Company)

Nippon Express Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Nippon Express Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nippon Express Co., Ltd.

Attn: Sadayuki Sano

1-9-3, Higashi-shimbashi, Minato-ku, Tokyo, 108-8322, Japan

+81-3-6251-1514

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

a) The following documents are attached as exhibits to this Form:

Exhibit Number
99.1*	Notice Concerning the Commencement of Preparations to Transition to a Holding Company via Sole-Share Transfer, dated January 29, 2021.

99.2	English translation of a press release entitled Notice Concerning Transition to a Holding Company via Sole-Share Transfer, dated April 28, 2021.

99.3	English translation of the Share Transfer Plan, dated April 28, 2021.

99.4	English translation of the Articles of Incorporation, dated April 28, 2021.

*Previously furnished to the Commission under cover of Form CB on January 29, 2021.

b) Not applicable.

Item 2. Information Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of the exhibits to this Form.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Nippon Express Co., Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated January 29, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nippon Express Co., Ltd.

/s/ Mitsuru Saito
Name: Mitsuru Saito
Title: President

Date:    April 28, 2021